Extractive Sector Transparency Measures Act - Annual Report

Reporting Entity Name	Osisko Development Corp				
Reporting Year	**From** 2020-01-01	**To:** 2020-12-31		**Date submitted**	2020-05-28
Reporting Entity ESTMA Identification Number	E335878	○ Original Submission ◉ Amended Report		**Report Version** Enter Version Number of Report	
Other Subsidiaries Included (optional field)					
Not Consolidated					
Not Substituted					

OSISKO DEVELOPMENT

Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	**Alexander Dann**	**Date**	*2020-05-28*
Position Title	**Chief Financial Officer and Vice President, Finance**		

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	2020-01-01	To:	2020-12-31	
Reporting Entity Name		Osisko Development Corp		Currency of the Report	CAD
Reporting Entity ESTMA Identification Number		E335878			
Subsidiary Reporting Entities (if necessary)					

Payments by Payee

Country	Payee Name[1]	Departments, Agency, etc... within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes[34]
Canada -British Columbia	Provide of British Columbia	BC Hydro, Minister of Finance, Mineral Title Onlin			436,802				164,850	**601,652**	
Canada -British Columbia	Lhtako Dene Nation	First Nations in BC			470,664					**470,664**	
Canada	Canada Revenue Agency	Receiver General of Canada	137,787							**137,787**	

Additional Notes:

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	**From:**	2020-01-01	**To:**	2020-12-31
Reporting Entity Name	Osisko Development Corp		**Currency of the Report**	CAD
Reporting Entity ESTMA Identification Number	E335878			
Subsidiary Reporting Entities (if necessary)				

Payments by Project

Country	Project Name[1]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes[23]
Canada -British Columbia	Barkerville	137,787		907,466				164,850	**1,210,103**	

Additional Notes[3]: